Exhibit A

KNOTT PARTNERS L.P.

485 Underhill Boulevard

Suite 205

Syosset, New York 11791-3419

David M. Knott, General Partner	Telephone: (516) 364-0303
Facsimile: (516) 364-0879

May 16, 2006

Mr. Thomas H. McLain

Chairman/President/CEO

NABI Biopharmaceuticals

5800 Park of Commerce Blvd. NW

Boca Raton, FL  33487

Dear Tom:

As you know, we are very unhappy with the performance of NABI’s management and board of directors.

At the last annual meeting, an error was made by the proxy service and our shares were incorrectly included in the quorum. We have a letter to this effect on file. We wonder, if the proxy service made a mistake with the largest shareholder, how many other mistakes were made and how many other shareholders did not understand the proxy?  Regardless of the precise numbers, at minimum, more than 35% of your shareholders are giving you a vote of no confidence.

This should send a loud message to you and your fellow board members. We believe that, had there been adequate time, you would not have been able to get a quorum for the annual meeting. How long can you continue to ignore us and your other disgruntled shareholders?  Please be assured we will support any alternative slate at the next meeting of the company if you do not take steps to substantially increase the value of NABI shares.

We will also hold you and the directors accountable if anything is done to damage the value of the NABI franchise.

Sincerely,

Tony Campbell